Exhibit 99.1

US$414 Million Green Bond to be issued

Mauritius, August 11, 2021: Azure Power Energy Ltd, a wholly owned subsidiary of Azure Power Global Limited (NYSE: AZRE), a leading independent renewable power producer in India, will issue US$414,000,000 Green Bond, maturing in 2026 (the “Bond”) with a US$ coupon of 3.575%.

The Bond has been certified by Climate Bonds Initiative as a Green Bond and is the third solar Green Bond to be offered by Azure Power Group. The Company will primarily use the proceeds to refinance the existing US$500,000,000 5.50% Green Bond issued in 2017.

The Bond is offered to eligible yield investors who have a specific mandate or portfolio for buying green bonds, and in each case who are qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 (the “Securities Act”) or offshore the United States in accordance with Regulation S under the Securities Act. The Bond has not been and will not be registered under the Securities Act and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements.

This is not an offer to sell or purchase nor the solicitation of an offer to sell or purchase securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent renewable power producer in India. Azure Power developed India’s first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer, constructor and operator of utility scale renewable projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost renewable power solutions to customers throughout India.

For more information:

Investor Contact

Vikas Bansal

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com